1847 Holdings Company Overview April 2022 Free Writing Prospectus filed pursuant to Rule 433. Registration Statement on Form S - 1 (File No. 333 - 259011). April 25, 2022

Free Writing Prospectus 2 This presentation highlights basic information about us and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company . Except as otherwise indicated, this presentation speaks only as of the date hereof . We have filed a Registration Statement on Form S - 1 (File No . 333 - 259011 ) with the SEC, including a preliminary prospectus dated April 6 , 2022 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about us and the offering . You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (212) 970 - 5150 or by email at info@efhuttongroup . com .

Disclaimers 3 Forward Looking Statements : This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to us . All statements other than statements of historical facts are forward - looking . These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements . Forward - looking statements include, but are not limited to, statements about : • our ability to effectively integrate and operate the businesses that we acquire; • our ability to successfully identify and acquire additional businesses; • our organizational structure, which may limit our ability to meet our dividend and distribution policy; • our ability to service and comply with the terms of indebtedness; • our cash flow available for distribution and our ability to make distributions to our common shareholders; • our ability to pay the management fee, profit allocation and put price to our manager when due; • labor disputes, strikes or other employee disputes or grievances; • the regulatory environment in which our businesses operate under; • trends in the industries in which our businesses operate; • the competitive environment in which our businesses operate; • changes in general economic or business conditions or economic or demographic trends in the United States including changes in interest rates and inflation; • our and our manager’s ability to retain or replace qualified employees of our businesses and our manager; • casualties, condemnation or catastrophic failures with respect to any of our business’ facilities; • costs and effects of legal and administrative proceedings, settlements, investigations and claims; and • extraordinary or force majeure events affecting the business or operations of our businesses. In some cases, you can identify forward - looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology . These statements are only predictions . You should not place undue reliance on forward - looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results . Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the registration statement that we have filed with the SEC . If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward - looking statements . No forward - looking statement is a guarantee of future performance . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward - looking statements in this presentation, whether as a result of new information, future events or otherwise . Risk Factors : An investment in our securities involves a high degree of risk . You should carefully consider the risk factors listed under the heading “Risk Factors” in the registration statement that we have filed with the SEC before purchasing our securities . Any of these risk factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment .

Offering Summary 4 Company Name: Proposed Ticker/Exchange: Offering Size: Structure: Use of Proceeds: Expected Timing: Bookrunner: 1847 Holdings LLC NYSE American: EFSH, EFSHW Units each consisting of 1 common share and 1 warrant to purchase one common share Payment of certain accrued liabilities and for general corporate purposes (i.e., future acquisitions, capital expenditures, and working capital) Up to $20 million (excl. over - allotment) Q2 2022 EF Hutton, division of Benchmark Investments, LLC

5 Company Overview “It's not always easy to do what's unpopular, but that's where you generate above average returns. Buy businesses that look mundane to narrow - minded investors and hang on until their real value is recognized.” - 1847 “channeling” John Neff

6 Company Overview 1847 Strategy ▪ Long - term goals: 1. Making and growing regular distributions to its common shareholders 2. Increase common shareholder value ▪ Continue to identify, perform due diligence on, negotiate and consummate platform acquisitions of small businesses in attractive industries ▪ Plan to limit the use of third - party acquisition leverage so its debt will not exceed the market value of the assets acquired and that its debt to EBITDA ratio will not exceed 1.25x to 1 for its operating subsidiaries ▪ By limiting the leverage in this manner, it will avoid the imposition on stringent lender controls on its operations that would otherwise hamper growth and otherwise harm the its business even during times when there are positive cash flows 1847 Holdings Overview 1847 Competitive Advantages ▪ 1847 Holdings is a publicly traded diversified acquisition holding company that invests in companies whose business models enable them to drive their own growth ▪ Intending to deliver a 10% or higher annual dividend on our book value of equity while retaining enough earnings to fuel internal and external growth Growth Investors Lower Middle - Market Companies 1847 Financial Snapshot Key Stats (1) Recent Price (OTCQB:EFSH) $1.95 Market Cap $9.8M Shares Outstanding 5.0M Float 1.5M Average Volume (90 - Day) 7,481 Fiscal Year Dec. 31 Notes: (1) As of March 22, 2022 ▪ Robust Network ▪ National network of personal relationships with intermediaries, seasoned operating executives, entrepreneurs and managers ▪ Disciplined Deal Sourcing ▪ Leverages relationships with more than 3,000 qualified deal sources through regular calling, mail and email campaigns, industry events, etc. ▪ Differentiated Acquisition Capabilities in the Small Business Market ▪ Concentrated efforts on mature companies with sustainable value propositions, which can be supported by its resources and institutional expertise ▪ Value Proposition for Business Owners ▪ Employ a creative, flexible approach by tailoring each acquisition structure to meet liquidity needs and qualitative objectives of the target ▪ Operating Partner ▪ Consistently work with a strong network of seasoned operating partners – former executives with extensive experience building, managing, and optimizing successful small business across a range of industries ▪ Small Business Market Experience ▪ Since 2000, the management team has collectively been presented with several thousand investment opportunities and actively worked with 30 small businesses on all facets of strategy, development and operations

Seasoned Management Team Ellery W. Roberts Chief Executive Officer ▪ 20+ years of private equity investing experience; directly involved in $3+ billion of transactions ▪ Formed RW Capital Partners LLC, an investment manager approved by the Investment Committee of the U.S. Small Business Administration in 2010 to raise and manage a Small Business Investment Company ▪ Previously a Managing Director of Parallel Investment Partners LP, responsible for ~$400 million in invested capital across two funds ▪ Served as a Principal at Lazard Freres & Co. working in their Real Estate Principal Investment Area, where he was a senior team member involved in the investment of over $2.4 billion of capital ▪ Worked at Colony Capital, Inc., a $625 million private equity fund ▪ Experience as an Investment Banker in the Corporate Finance division of Smith Barney Vernice L. Howard Chief Financial Officer ▪ Chief Financial Officer since September 2021, over 30 years of experience in the fields of finance and accounting ▪ Previously Chief Financial Officer of Independent Electrical Contractors, Inc., where she was responsible for providing leadership to the organization in the areas of finance, human resources and general facilities administration ▪ Accounting and finance experience began with public accounting for several years gaining experience in the entertainment and nonprofit sectors as Chief Financial Officer of The Cronkite Ward Company, a television production company, and Director of Finance for Community Action Group (CAG), a nonprofit organization ▪ Prior to working at Electrical Contractors, Inc., professional background established an emphasis in forensic accounting ▪ Founding Member of Chief, which is a DC based vetted network of C - level or rising VP’s support and connection exceptional women Eric VanDam Chief Operating Officer ▪ Chief Operating Officer since January 2022, brings 30 years of experience leading operations from a diverse range of positions ▪ Worked for over 20 years at companies holding a direct coaching relationship with Toyota implementing the Toyota Production System within in furniture, automotive, and agriculture industries ▪ In August 2018, began his own consulting practice, VanDam Consulting, LLC ▪ Served as Vice President of Operations at Crenlo, LLC, a leading manufacturer within the commercial cab and enclosure industries, from December 2018 to November 2019 ▪ Worked at Heritage Home Group, LLC, a leader in designing, manufacturing, sourcing and retailing home furnishings ▪ Additionally, has held multiple positions, including General Manager of Holland Campus Operations, Executive Account Manager and Director of Operations of Greenhouse Seating Operations, at Herman Miller, Inc. 7

Seasoned Board of Directors 8 Robert D. Barry Director ▪ Member of board of directors since January 2014 and has also served as the Chief Accounting Officer of 1847 Goedeker since July 2021 ▪ Served as the Controller of Neese from July 2017 until the sale of Neese in April 2021 ▪ Previously was CEO and CFO of Pawn Plus, Inc., a chain of five retail pawn stores located in suburban Philadelphia and northeastern Ohio ▪ Prior to that, served as Executive Vice President and CFO of Regional Management Corp., a consumer loan company ▪ Was the Managing Member of AccessOne Mortgage Company, LLC ▪ Served as a part - time CFO for Patriot State Bank from March 2006 to March 2007 Paul A. Froning Director ▪ Member of board of directors since April 2013 ▪ Co - founded Focus Healthcare Partners LLC, a Chicago - based private equity investment, advisory and asset management firm ▪ Was a Managing Director in the private equity department of Fortress Investment Group LLC from 2005 to 2008 ▪ Was Chief Investment Officer and Executive Vice President of Brookdale Senior Living Inc. ▪ Held senior investment positions at the private equity investment arms of Lazard Group LLC and Security Capital Group Clark R. Crosnoe Director ▪ Founded CRC Capital LLC, a registered investment advisor and manager of the CRC Investment Fund LP ▪ As managing member of CRC, is responsible for strategy, oversight, and day - to - day investment decisions of the fund ▪ In 1999, was a founding employee of Parallel Investment Partners where he was named a partner in 2003 ▪ Began career in investment banking at Wasserstein Perella & Co; also gained valuable experience at multi - billion - dollar hedge fund HBK Investments ▪ Also serves on the board of directors at 1847 Goedeker Tracy S. Harris Director ▪ An accomplished executive, board member, and advisor with over 20 years of broad operation and finance experience ▪ Since July 2021, has served as Executive Vice President , CFO, and Treasurer of MIB Group, LLC ▪ Previously was CGO for UMGC \ Ventures, and CFO and Chief Business Officer of Bullis LLC ▪ Worked on the financial turnarounds of Philadelphia and the District of Columbia as a municipal finance expert ▪ Also worked in the heavily regulated financial services industries for over 10 years in banking and insurance ▪ Since April 2019, she has served as chair of the audit and compliance committee and on the investment and benefits committees of the District of Columbia Retirement Board Glyn C. Milburn Director ▪ Since February 2016, has served as a Partner at Jimmy Blackman & Associates ▪ Served as a Special Assistant in the City of Los Angeles where he held two positions in the City of Los Angeles, one in the Office of Los Angeles Mayor Eric Garcetti’s Office of Economic Development and another in the Office of Los Angeles Councilman Dennis Zine ▪ Co - Founded Provident Investment Advisors LLC, where he served as a Managing Director ▪ Also serves on the board of directors of 1847 Goedeker Lawrence X. Taylor Director ▪ As a C - level executive, advisor, and board member with more than 30 years of business experience, has guided organizations through complex restructurings, acquisitions, corporate development activities and capital transactions totaling over $20 billion ▪ Experience spans start - ups to private companies to publicly traded companies and includes diverse companies across multiple industries including casino gaming, hospitality, manufacturing, aviation, real estate, retail, and healthcare ▪ Since 2004, has served as President of Taylor Strategy Group ▪ Was a Partner and Managing Director with Odyssey Capital Group

Recent Successes Jan. 2022 Jul. 2020 Subsidiary 1847 Goedeker listed on NYSE American Oct. 2020 1) Spin out of 1847 Goedeker via special share dividend of 2.66M shares of GOED to EFSH shareholders 2) Completed $ 5 M preferred share offering Mar. 2021 Completed acquisition of Wolo, a leading designer and distributer of vehicle horns & warning lights Paid first common cash dividend of $0.05 per share Sept. 2020 Completed early payoff of Asien’s financing Jan. 2021 Paid first Series A dividend Aug. 2021 Reported record quarterly revenue of $6.6M with $3M net income for Q2 2021 Oct. 2021 Completed acquisition of High Mountain and Innovative Cabinets, expanding 1847’s custom cabinetry business 9

▪ Acquired March 2021 ▪ Designs and sells horn and safety products (electric, air, truck, marine, motorcycle and industrial equipment) ▪ Offers vehicle emergency and safety warning lights for: ▪ Cars ▪ Trucks ▪ Industrial equipment ▪ Emergency vehicles ▪ Revenue was $5.7 million for the period from April 1, 2021 to December 31, 2021 (1) Wolo Portfolio Overview ▪ Acquired September 2020 ▪ Leading custom cabinetry maker servicing the direct - to - builder and new construction markets ▪ Company's production has been oriented to working primarily with custom and semi - custom builders in the last several years Kyle’s Custom Wood Shop ▪ Acquired May 2020 ▪ Provides a wide variety of appliance services, including: ▪ Sales ▪ Delivery/installation ▪ In - home service and repair ▪ Extended warranties ▪ Financing ▪ Revenue was $12.7 million for FY 2021 as compared to $7.6 million for the period from May 29, 2020 to December 31, 2020 (1) Asien’s Appliance High Mountain & Innovative Cabinets ▪ Acquired October 2021 ▪ High Mountain Door & Trim, Inc. specializes in all aspects of finished carpentry products and services, including doors, door frames, base boards, crown molding, cabinetry, bathroom sinks and cabinets, etc. working primarily with large homebuilders of single - family homes and commercial and multi - family developers ▪ Innovative Cabinets & Design specializes in custom cabinetry and countertops for single - family homeowners, builders of multi - family homes, as well as commercial clients (1) Audited Financials 10

Acquisition of High Mountain Door & Trim, Inc. and Innovative Cabinets & Design

In October 2021, 1847 acquired High Mountain Door & Trim, Inc. & Innovative Cabinets & Design for an aggregate purchase price of approximately $15.4 million

Brief Overview

- High Mountain specializes in all aspects of finished carpentry products and services, including doors, door frames, base boards, crown molding, cabinetry, bathroom sinks and cabinets, bookcases, built-in closets, fireplace mantles, etc., working primarily with large homebuilders of single-family homes and commercial and multi-family developers
- Sierra Homes d/b/a Innovative Cabinets & Design specializes in custom cabinetry and countertops for a client base consisting of single-family homeowners, builders of multi-family homes, as well as commercial clients

Acquisition Details

Purchase Consideration at Preliminary Fair Value:		
Cash	$	10,687,500
Notes Payable, Net of Debt Discount		4,753,673
Amount of Consideration	$	15,441,173
Assets Acquired & Liabilities Assumed at Preliminary Fair Value:		
Cash	$	208,552
Accounts Receivable		1,042,194
Inventory		1,848,729
Contract Assets		367,177
Other Current Assets		80,771
Marketing Intangible		1,610,000
Customer Intangible		4,843,000
Property & Equipment		610,882
Operating Lease Assets		831,951
Other Assets		-
Accounts Payable & Accrued Expenses		(1,207,424)
Contract Liabilities		(3,770,081)
Deferred Tax Liabilities		(1,670,000)
Lease Liabilities		(856,377)
Financing Leases		(18,600)
Loans Payable		(204,399)
Net Tangible Assets Acquired	$	3,716,375
Total Net Assets Acquired	$	3,716,375
Consideration Paid		15,441,173
Preliminary Goodwill	$	11,724,798

Financial Highlights[1]

- Our custom carpentry segment generated revenues of $12,203,890 for the year ended December 31, 2021 and $1,120,224 for the period from October 1, 2020 to December 31, 2020
- This business segment (incl. Kyle's) accounted for approximately 39.8% and 12.8% of total revenues for the years ended December 31, 2021 and 2020, respectively
- Gross profit was $5,471,158 and $3,869,587 for the years ended December 31, 2020 and 2019, respectively
- For the year ended December 31, 2020, net income was $2,616,094, representing an approximate 189.7% increase to the year ended December 31, 2019 net income of $903,059

Services & Products

High Mountain Door & Trim

- Entry & Interior Doors
- Windows
- Millwork
- Showers





Innovative Cabinets & Design

- Custom Cabinetry
- Custom Countertops
- Home. Office, & Other Renovations





(1) Audited Financials

11

1847

In March 2021, 1847 acquired Wolo for an aggregate purchase price of approximately $8.3 million Financials Highlights (1) Brief Overview Acquisition Deta Purchase Consideration at Fair Value: ils Notes Payable $ 850,000 Cash 6,550,000 Net Cash Paid to Seller (Post - Closing) 944,056 Amount of Consideration 8,344,056 Assets Acquired & Liabilities Assumed at Fair Value: Cash $ 1,171,655 Accounts Receivable 1,860,107 Inventory 1,944,929 Customer Related Intangibles 233,000 Marketed Related Intangibles 992,000 Technology Related Intangibles 623,000 Other Current Assets 218,154 Deferred Tax Liability (325,000) Accounts Payable & Accrued Expenses (111,442) Net Tangible Assets Acquired $ 6,606,403 Total Net Assets Acquired $ 6,606,403 Consideration Paid 8,344,056 Goodwill Services & Produ $ cts 1,737,653 Acquisition of Wolo ▪ Wolo designs and sells horn and safety products (electric, air, truck, marine, motorcycle and industrial equipment), and offers vehicle emergency and safety warning lights for cars, trucks, industrial equipment and emergency vehicles ▪ Focused on the automotive and industrial after - market, we sell our products to big - box national retail chains, through specialty and industrial distributors, as well as on - line/mail order retailers and OEMs ▪ With a stellar reputation for innovative design, our current product line consists of over 455 products, including 54 patented products, as well as over 90 exclusive trademarks Lighting Horns Alarms / Sirens ▪ Our automotive supplies segment generated revenues of $5,716,030 for the period from April 1, 2021 to December 31, 2021. Prior to our acquisition, Wolo generated revenues of $7,444,776 for the year ended December 31, 2020 ▪ This business segment, which was acquired at the end of the first quarter of 2021, accounted for approximately 18.6% of total revenues for the year ended December 31, 2021 ▪ Gross Profit was recorded as $3,349,387 and $3,240,587 for the years ended December 31, 2020 and 2019, respectively ▪ Additionally, net income was $814,791 for the year ended December 31, 2020, which was an approximate 48.4% increase to the year ended December 31, 2019 net income of $548,911 (1) Audited Financials 12

Acquisition of Kyle's Custom Wood Shop, Inc.

In September 2020, 1847 acquired Kyle's Custom Wood Shop, Inc. for an aggregate purchase price of approximately $8.6 million

Brief Overview

Kyle's Custom Wood Shop, Inc.

- Kyle's is a leading custom cabinetry maker servicing contractors and homeowners since 1976 in Boise, Idaho and the surrounding area
- Kyle's focuses on designing, building, and installing custom cabinetry primarily for custom and semi-custom builders
- Company's production has been oriented to working primarily with custom and semi-custom builders in the last several years
- This business segment (incl. High Mountain and Innovative Cabinets) accounted for approximately 39.8% and 12.8% of total revenues for the years ended December 31, 2021 and 2020, respectively

Acquisition Details

Purchase Consideration at Fair Value:		
Common Shares	$	3,675,000
Notes Payable		498,979
Cash		4,389,792
Amount of Consideration		8,563,771
Assets Acquired & Liabilities Assumed at Fair Value:		
Cash	$	130,000
Accounts Receivable		385,095
Costs in Excess of Billings		122,016
Other Current Assets		13,707
Property & Equipment		200,737
Customer Related Intangibles		2,727,000
Marketing Related Intangibles		294,000
Accounts Payable & Accrued Expenses		(263,597)
Billings in Excess of Costs		(43,428)
Other Liabilities		(49,000)
Net Tangible Assets Acquired	$	3,516,530
Total Net Assets Acquired	$	3,516,530
Consideration Paid		8,563,771
Preliminary Goodwill	$	5,047,241

Services & Products

Fine Custom Cabinet Design and Artisan Finishes

- Professional cabinet design that blends artistic design elements with maximum efficiency





Quality Custom Cabinetry by Skilled Craftsmen

- Equipped with state-of-the-art tools operated by skilled cabinetmakers

Professional Cabinet Installation and Loyal Service

- Professional installation that are built, and great care is taken over the final fit



13

Acquisition of Asien's Appliance

In May 2020, 1847 acquired Asien's Appliance for an aggregate purchase price of approximately $2.1 million

Brief Overview

ASIEN'S APPLIANCE

- Asien's has been in business since 1948 serving the North Bay area of Sonoma County, California
- It provides a wide variety of appliance services, including sales, delivery/installation, in-home service and repair, extended warranties, and financing
- Its focus is delivering personal sales and exceptional service to its customers at competitive prices
- Established strong relationships with customers and contractors in the community and provide products and services to a diverse group of customers, including homeowners, builders, and designers
- This business segment, which was acquired in the second quarter of 2020, accounted for approximately 41.6% and 87.2% of our total revenues for the years ended December 31, 2021 and 2020, respectively

Acquisition Details

Purchase Consideration at Fair Value:		
Common Shares	$	1,037,500
Notes Payable		855,000
Cash Paid to Seller (Post-Closing)		233,000
Amount of Consideration		2,125,500
Assets Acquired & Liabilities Assumed at Fair Value:		
Cash	$	1,501,285
Account Receivable		235,746
Inventories		1,457,489
Other Current Assets		41,427
Property & Equipment		157,052
Customer Related Intangibles		462,000
Marketing Related Intangibles		547,000
Accounts Payable & Accrued Expenses		(280,752)
Customer Deposits		(2,405,703)
Notes Payable		(509,272)
Other Liabilities		(23,347)
Net Assets Acquired	$	1,182,925
Total Net Assets Acquired	$	1,182,925
Consideration Paid		2,125,500
Goodwill	$	942,575

Asien's Appliance Highlights

- Operates **one of the area's oldest appliance stores** and are well known and highly respected throughout the North Bay area
- **Strong, established relationships** with customers and contractors in the community
- Provides products and services to a **diverse group of customers**, including homeowners, buildings, and designers
- As a member of BrandSource, a buying group that offers vendor programs, factory direct deals, marketing support, opportunity buys, close-outs, consumer rebates, finance offers, and similar benefits, Asien Appliances offers a **full line of top brands** from U.S. and international manufacturers

Services & Products


Refrigeration


Laundry


Cooking


Housewares


Dishwashers


Outdoor


Small Appliances

14

1847

Large & Growing Target Market 15 Diligent Portfolio Management Thorough & Aggressive Acquisition Strategy Proven Track Record Repeatable Process Experienced Management Team Investment Highlights

Market Opportunity ▪ Merger and acquisition market for small businesses is highly fragmented and provides significant opportunities to purchase business at attractive prices ▪ For example, according to the GF Data, platform acquisitions with enterprise values greater than $50.0 million commanded valuation premiums 30% higher than platform acquisitions with enterprise values less than $50.0 million (8.2x trailing 12 - month adj. EBITDA vs. 6.3x trailing 12 - month adj. EBITDA) ▪ The following factors contribute to lower acquisition multiples for small businesses: 1. Typically, fewer potential acquirers 2. 3rd - party financing generally is less available 3. Sellers of these businesses may consider non - economic features, such as continuing board membership or the effect of sale on their employees 4. These businesses are generally less frequently sold pursuant to auction process 16 The investment criteria includes the following: ▪ Revenues of at least $5.0 million ▪ Current year EBITDA / Pre - tax Income of at least $1.5 million with a history of positive cash flow ▪ Clearly identifiable “blueprint” for growth with the potential for break - out returns ▪ Well - positioned companies within our management’s core industry categories (consumer - driven, business - to - business, light manufacturing, and specialty finance) ▪ Opportunities wherein building management team, infrastructure, and access to capital are the primary drivers of creating value ▪ Headquartered in North America Small Business Investment Criteria & Market Opportunity

Diligent portfolio management allows 1847 Holdings to optimize its subsidiaries returns Routine Portfolio Management ▪ Weekly dialogue with management ▪ Quarterly board meetings ▪ Internal annual portfolio review process ▪ Extensive strategic planning sessions ▪ Monitor portfolio diversification Dynamic Operational and Financial Metrics ▪ Active involvement of operating partners ▪ Development of operating metrics, sales and financial reporting packages ▪ Establish authority matrices and other governance best practices Diligent Portfolio Management 17

Alternative / Business Consumer Consumer Consumer Distribution Industrial Niche Light Specialty Specialty Services Industrial Products Services Services Manufacturing Retail Finance Products ▪ Mission: ▪ Preferred partner for today’s small businesses in the United States ▪ Objective: ▪ Create a curated portfolio of small businesses that operate in industries with long - term macroeconomic growth opportunities, have positive, stable earnings and cash flows, face minimal threats of technological or competitive obsolescence and have strong management teams in place ▪ Generate very attractive risk - adjusted returns for investors ▪ Acquisition Size and Structure: ▪ Control buyouts or majority recapitalizations of small businesses, which are defined as those that have enterprise values less than $50 million ▪ Approach every opportunity with a creative, flexible structure and securities ▪ Core Acquisition / Management Philosophies: ▪ Partner with management ▪ Create value through operations vs. financial engineering ▪ Leverage expertise, experience, and creativity to structure transactions tailored to fit a specific target 18 Thorough & Aggressive Acquisition Strategy

Disciplined Deal Sourcing ▪ Employ an institutionalized, multi - platform approach to sourcing new acquisition opportunities ▪ Deal sourcing efforts include leverage relationships with more than 3,000 qualified deal sources Differentiated Qualified Deal Sources ▪ Regular calling ▪ Mail and e - mail campaigns ▪ Assignment of regional marketing responsibilities ▪ In - person visits ▪ High - profile sponsorship of important conferences and industry events Intermediary Firm Relationships ▪ Retain selected intermediary firms to conduct targeted searches for opportunities in specific categories on an opportunistic basis ▪ Have established close relationships and unique “top of mind” awareness with many of the most productive intermediary sources for small business acquisition opportunities in the U.S. Thorough & Aggressive Acquisition Strategy: Deal Flow Generation 19

PURCHASE PRICE (April 2019) $ 6.2mm OVERVIEW 1847 Goedeker Inc . is an industry leading e - commerce destination for appliances, furniture, and home goods . Since its founding in 1951 , Goedekers has transformed from a local brick and mortar operation serving the St . Louis metro area to a respected nationwide omnichannel retailer that offers one - stop shopping for national and global brands . Former subsidiary’s performance after IPO’ing prove the 1847 Holding’s ability to unlock and create value Deal Summary ▪ Acquired April 2019 at an Enterprise Value of $6.2 million ▪ Transaction: $1.5 million in cash, $4.1 million promissory note, and up to $0.6 million in earn out payments ▪ Goedekers’ Enterprise Value at IPO: $58.5 million ▪ EFSH distributed its 2.66 million shares of GOED to shareholders in Q4 2020 ▪ EFSH Shareholders received 0.71 shares of GOED for each share of EFSH owned at the record date ▪ GOED shares valued at $223.4 million as of January 2022 Share Price Performance Proven Track Record 100,000,000 90,000,000 80,000,000 70,000,000 60,000,000 50,000,000 40,000,000 30,000,000 20,000,000 10,000,000 0 $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 Volume Close 20

Proactively drive deal flow with a willingness to investigate anything and everything without preconceived bias. Acquire stable, mature businesses at attractive prices. Institute return driven metrics/accountability and introduce resources (personnel, processes or technology) to portfolio companies to drive growth while rewarding shareholders with annual dividends well covered by cash available for distribution. At an opportune time, successfully sell subsidiaries at a profit. Derive Deal Flow Buy Right Be Ready to Sell Build to Own in Perpetuity Repeatable Process 21 1847 Holdings industry agnostic process applies to all companies and industries

Summary of Financials

Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2021

Statement of Operations

Statement of Operations	1847 Holdings LLC	High Mountain & Innovative Cabinets (Jan. 1 to Sept. 30, 2021)	Wolo (Jan. 1 to March 30, 2021)	Pro Forma Adjustments	Pro Forma
Revenues	30,660,984	18,501,565	2,426,455	-	51,589,004
Cost of revenues	20,311,724	12,697,676	1,392,333	-	34,401,733
Gross profit	10,349,260	5,803,889	1,034,122	-	17,187,271
Operating expenses:					
Personnel	3,247,441	2,032,762	128,088	-	5,408,291
Depreciation and amortization	908,982	170,077	1,379	-	1,080,438
General and administrative	7,296,736	1,065,854	341,612	75,000 (1)	8,779,202
				150,000 (2)	150,000
Total operating expenses	11,453,159	3,268,693	471,079	225,000	15,417,931
Net income (loss) from operations	(1,103,899)	2,535,196	563,043	(225,000)	1,769,340
Other income (expense)					
Gain on forgiveness of debt	360,302	-	173,850	-	534,152
Loss on write-down of vesting note payable – related party	(602,204)	-	-	-	(602,204)
Loss on extinguishment of debt	(137,692)	-	-	-	(137,692)
Loss on redemption of preferred shares	(4,017,553)	-	-	-	(4,017,553)
Gain on disposition of subsidiary	3,282,804	-	-	-	3,282,804
Gain on disposal of property and equipment	10,885	37,000	-	-	47,885
Other income	876	5	51,070	-	51,951
Interest expense	(1,296,537)	(11,391)	(355)	(1,506,233) (3)	(2,814,516)
				(264,616) (4)	(264,616)
Total other income (expense)	(2,399,119)	25,614	224,565	(1,770,848)	(3,919,788)
Net income (loss) before income taxes	(3,503,018)	2,560,810	787,608	(1,995,848)	(2,150,448)
Income tax benefit (expense)	(218,139)	-	(129,342)	538,879 (5)	191,398
Net income (loss) from continuing operations	(3,721,157)	2,560,810	658,266	(1,456,969)	(1,959,050)
Net income from discontinued operations	240,405	-	-	-	240,405
Less net income from discontinued operations attributable to noncontrolling interests	108,182	-	-	-	108,182
Net income from discontinued operations attributable to common shareholders	132,223	-	-	-	132,223
Net income (loss)	(3,588,934)	2,560,810	658,266	(1,456,969)	(1,826,827)

Notes:
(1) Reflects an annualized management fee paid by 1847 Wolo to our manager
(2) Reflects annualized management fee paid by 1847 Cabinet to our manager attributable to acquisitions
(3) Reflects the interest expense for the secured convertible promissory notes
(4) Reflects the interest expense for the 6% subordinated convertible promissory note
(5) Upon the acquisition, the taxable income and losses from Wolo, High Mountain and Innovative Cabinets will be included with our future corporate income tax filings

22

1847

Use of Proceeds & Capitalization Table

Use of Proceeds

After deducting the estimated underwriters' commissions and offering expenses payable by 1847, the Company expects to receive net proceeds of approximately $18.2 million from this offering (or approximately $21.0 million if the over-allotment is exercised). The Company intends to use the proceeds of this offering for the following:

1. **The payment of certain accrued liabilities**
2. **General corporate purposes, which could include future acquisitions, capital expenditures, and working capital**

Pending these uses, the Company may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government

Capitalization Table & Beneficial Ownership Summary

Capitalization Table Summary

	Authorized	Shares Outstanding	Shares Outstanding Fully Diluted	% of Potential Fully Diluted Shares
Shares:				
Common Shares	500,000,000	4,995,232	4,995,232	21.71%
Series A Senior Convertible Preferred Shares(1)	4,450,460	1,684,849	2,017,795	8.77%
Series B Senior Convertible Preferred Shares(1)	583,334	426,999	426,999	1.86%
Subtotal:		**7,107,080**	**7,440,026**	**32.33%**
Convertible Securities:				
Warrants			5,627,459	24.46%
Convertible Notes			9,944,000	43.21%
Subtotal:			**15,571,459**	**67.67%**
Totals:		**7,107,080**	**23,011,485**	**100.00%**

Beneficial Ownership Table

Beneficial Owner	Common Shares	Convertible Securities	Amount of Ownership	Percentage
All directors and officers	1,532,300	0	1,532,300	30.68%
Edward J. Tobin	1,001,000	0	1,001,000	20.04%
Stephen Mallatt, Jr. and Rita Mallatt	700,000	0	700,000	14.01%
Avi Geller	465,602	4,493,381(2)	4,958,983	9.99%
Louis A. Bevilacqua	337,500	0	337,500	6.76%
Total:	**4,036,402**	**0**	**8,529,783**	

Notes:
(1) All Preferred Shares contain a 4.99% beneficial ownership limitation, which may be increased to 9.99% upon 61 days' notice
(2) The convertible securities contain ownership limitations limiting the holder's ownership 9.99% of our outstanding common stock.

23

THANK YOU Zachary Blumenthal zblumenthal@efhuttongroup.com Corporate Headquarters 1847 Holdings LLC 590 Madison Avenue, 21st Floor New York, NY 10022 Phone: 212.417.9800 Fax: 917.793.5950 Web: 1847holdings.com Investor Relations Contact Craig Brelsford RedChip Companies Phone: 407.571.0902 Email: craig@redchip.com